

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

<u>Via E-mail</u>
Peter A. Fera, Jr.
Chief Financial Officer
Harland Clarke Holdings Corp.
10931 Laureate Drive
San Antonio, Texas 78249

        Re: Harland Clarke Holdings Corp.
        Form 10-K for Fiscal Year Ended December 31, 2012
        Filed on February 25, 2013
        File No. 333-133253

Dear Mr. Fera:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief